UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

JAVELIN MORTGAGE INVESTMENT CORP.
(Name of Subject Company (Issuer))

JMI ACQUISITION CORPORATION
ARMOUR RESIDENTIAL REIT, INC.
(Name of Filing Persons (Offerors))

Common Stock, par value $0.001
(Title of Class of Securities)

47200B104
(CUSIP Number of Class of Securities)

James R. Mountain

Chief Financial Officer

ARMOUR Residential REIT, Inc.

3001 Ocean Drive, Suite 201

Vero Beach, Florida 32963

Tel: (772) 617-4340

Fax: (561) 348-2408

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Bradley D. Houser, Esq.

Christina C. Russo, Esq.

Akerman LLP

Three Brickell City Centre

98 Southeast Seventh Street

Miami, Florida 33131

Tel: (305) 374-5600
Fax: (305) 374-5095

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$85,558,842.11*	$8,615.78**

*

Estimated for purposes of calculating the filing fee only. The transaction value was calculated by multiplying 11,866,691 shares of common stock, par value $0.001 per share, of JAVELIN Mortgage Investment Corp. outstanding by the estimated tender offer price of $7.21 per share as of March 4, 2016. The calculation was made on the basis of the cash to be paid if all securities being sought are purchased and the offer expires on April 1, 2016.

**	Calculated, in accordance with Rule 0-11(d).

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.	☑	going-private transaction subject to Rule 13e-3.
☐	issuer tender offer subject to Rule 13e-4.	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO (as amended from time to time, this “Schedule TO”) relates to an offer (the “Tender Offer”) by JMI Acquisition Corporation (“Acquisition”), a Maryland corporation and a wholly-owned subsidiary of ARMOUR Residential REIT, Inc. (“ARMOUR”), a Maryland corporation, to purchase all of the outstanding shares of common stock, par value $0.001 per share (“Common Stock”), of JAVELIN Mortgage Investment Corp. (“JAVELIN”), a Maryland corporation, for a purchase price per share equal to 87% of the book value per share of the Common Stock, as of 5:00 P.M. New York City time on the date that is ten (10) business days prior to the expiration of the Tender Offer, which is currently anticipated to be March 18, 2016, in cash net to the seller, but subject to any required withholding taxes. The terms of the Tender Offer, and the conditions to which it is subject, are set forth in an Offer to Purchase dated March 7, 2016 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase, as each of them may be amended, supplemented or modified from time to time, contain the terms of the Tender Offer). All capitalized terms used in this Schedule TO without definition have the meanings ascribed to them in the Offer to Purchase.

The Offer to Purchase and the Letter of Transmittal are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

This Schedule TO is intended to satisfy the requirements of a Tender Offer Statement on Schedule TO of ARMOUR and a Schedule 13E-3 Transaction Statement of JAVELIN. Items 1 through 12 below contain information required by Schedule TO. Item 13 below contains information required by Schedule 13E-3 that is not required by Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the Offer to Purchase under “Summary Term Sheet” is incorporated into this Schedule TO by reference.

Item 2. Subject Company Information.

(a) The information set forth in the Offer to Purchase under “The Tender Offer—Section 9. Information about JAVELIN” is incorporated into this Schedule TO by reference.

(b) The information set forth in the Offer to Purchase under “Introduction” is incorporated into this Schedule TO by reference.

(c) The information set forth in the Offer to Purchase under “The Tender Offer—Section 7. Price Range of Shares; Dividends” is incorporated into this Schedule TO by reference.

Item 3. Identity and Background of Filing Person.

(a) The information set forth in the Offer to Purchase under “Special Factors—Section 9. Relationships among ARMOUR, ACM and JAVELIN” and “The Tender Offer—Section 10. Information about Acquisition and ARMOUR” is incorporated into this Schedule TO by reference.

(b) The information set forth in the Offer to Purchase under “The Tender Offer—Section 10. Information about Acquisition and ARMOUR” is incorporated into this Schedule TO by reference.

(c) The information set forth in the Offer to Purchase under “The Tender Offer—Section 10. Information about Acquisition and ARMOUR and “Schedule I—Information Relating to the Acquirers” is incorporated into this Schedule TO by reference.

Item 4. Terms of the Transaction.

(a)(1)(i) The information set forth in the Offer to Purchase under “Summary Term Sheet—What is the class and amount of securities being sought in the Tender Offer?” and “Introduction” is incorporated into this Schedule TO by reference.

(a)(1)(ii) The information set forth in the Offer to Purchase under “Summary Term Sheet—How much are you offering to pay? In what form will I receive payment?,” “Introduction” and “The Tender Offer—Section 1. Terms of the Tender Offer” is incorporated into this Schedule TO by reference.

(a)(1)(iii) The information set forth in the Offer to Purchase under “Summary Term Sheet—When will the Tender Offer expire?” and “The Tender Offer—Section 1. Terms of the Tender Offer” is incorporated into this Schedule TO by reference.

(a)(i)(iv) The information set forth in the Offer to Purchase under “Summary Term Sheet—Will you provide a subsequent offering period?” and “The Tender Offer—Section 2. Expiration and Extension of the Tender Offer” is incorporated into this Schedule TO by reference.

(a)(i)(v) The information set forth in the Offer to Purchase under “Summary Term Sheet—Can the Tender Offer be extended?” and “The Tender Offer—Section 2. Expiration and Extension of the Tender Offer” is incorporated into this Schedule TO by reference.

(a)(i)(vi) The information set forth in the Offer to Purchase under “Summary Term Sheet—Can I withdraw shares after I tender them?” and “The Tender Offer—Section 5. Withdrawal Rights” is incorporated into this Schedule TO by reference.

(a)(i)(vii) The information set forth in the Offer to Purchase under “Summary Term Sheet—How do I tender my shares?,” “The Tender Offer—Section 4. Procedure for Tendering Shares,” “Summary Term Sheet—Can I withdraw shares after I tender them?” and “The Tender Offer—Section 5. Withdrawal Rights” is incorporated into this Schedule TO by reference.

(a)(i)(viii) The information set forth in the Offer to Purchase under “The Tender Offer—Section 1. Terms of the Tender Offer” and “The Tender Offer—Section 3. Acceptance for Payment and Payment for Shares” is incorporated into this Schedule TO by reference.

(a)(i)(ix) Not applicable.

(a)(i)(x) Not applicable.

(a)(i)(xi) Not applicable.

(a)(i)(xii) The information set forth in the Offer to Purchase under “The Tender Offer—Section 6. Certain Material U.S. Federal Income Tax Consequences” is incorporated into this Schedule TO by reference.

(a)(2)(i)-(a)(2)(vii) Not applicable.

(b) Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) The information set forth in the Offer to Purchase under “Special Factors—Section 1. Background of the Tender Offer; Past Contacts; Negotiations and Transactions” is incorporated into this Schedule TO by reference.

(b) The information set forth in the Offer to Purchase under “Special Factors—Section 1. Background of the Tender Offer; Past Contacts; Negotiations and Transactions” is incorporated into this Schedule TO by reference.

(e) The information set forth in the Offer to Purchase under “Special Factors—Section 1. Background of the Tender Offer; Past Contacts; Negotiations and Transactions” and “Special Factors—Section 6. Summary of the Merger Agreement and Other Agreements” is incorporated into this Schedule TO by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the Offer to Purchase under “Summary Term Sheet—Why are ARMOUR and you making this Tender Offer?,” “Introduction,” “Special Factors—Section 1. Background of the Tender Offer; Past Contacts; Negotiations and Transactions” and “Special Factors—Section 2. Purposes of the Tender Offer and the Merger; Plans for JAVELIN after the Merger” is incorporated into this Schedule TO by reference.

(b) The information set forth in the Offer to Purchase under “Introduction” and “Special Factors—Section 6. Summary of the Merger Agreement and Other Agreements—Merger Agreement—The Merger” is incorporated into this Schedule TO by reference.

(c)(1) The information set forth in the Offer to Purchase under “Introduction” and “Special Factors—Section 2. Purposes of the Tender Offer and the Merger; Plans for JAVELIN after the Merger” is incorporated into this Schedule TO by reference.

(c)(2) The information set forth in the Offer to Purchase under “Introduction” and “Special Factors—Section 2. Purposes of the Tender Offer and the Merger; Plans for JAVELIN after the Merger” is incorporated into this Schedule TO by reference.

(c)(3) The information set forth in the Offer to Purchase under “Introduction” and “Special Factors—Section 2. Purposes of the Tender Offer and the Merger; Plans for JAVELIN after the Merger” is incorporated into this Schedule TO by reference.

(c)(4) The information set forth in the Offer to Purchase under “Special Factors—Section 5. Effects of the Tender Offer and the Merger” and “Special Factors—Section 2. Purposes of the Tender Offer and the Merger; Plans for JAVELIN after the Merger” is incorporated into this Schedule TO by reference.

(c)(5) The information set forth in the Offer to Purchase under “Special Factors—Section 5. Effects of the Tender Offer and the Merger” and “Special Factors—Section 2. Purposes of the Tender Offer and the Merger; Plans for JAVELIN after the Merger” is incorporated into this Schedule TO by reference.

(c)(6) The information set forth in the Offer to Purchase under “Summary Term Sheet—Will JAVELIN’s shares be publicly traded after the Expiration Date?” and “The Tender Offer—Section 8. Market for JAVELIN’s Common Stock; NYSE Listing; SEC Registration” is incorporated into this Schedule TO by reference.

(c)(7) The information set forth in the Offer to Purchase under “Introduction,” “Special Factors—Section 5. Effects of the Tender Offer and the Merger” and “The Tender Offer—Section 8. Market for JAVELIN’s Common Stock; NYSE Listing; SEC Registration” is incorporated into this Schedule TO by reference.

(c)(8) The information set forth in the Offer to Purchase under “The Tender Offer—Section 8. Market for JAVELIN’s Common Stock; NYSE Listing; SEC Registration” is incorporated into this Schedule TO by reference.

(c)(9) Not applicable.

(c)(10) Not applicable.

Item 7. Source and Amount of Funds or Other Consideration.

(a) The information set forth in the Offer to Purchase under “Summary Term Sheet—Does ARMOUR have the financial resources to purchase the shares that are tendered?” and  “The Tender Offer—Section 11. Source of Funds” is incorporated into this Schedule TO by reference.

(b) Not applicable.

(d) Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) The information set forth in the Offer to Purchase under “Special Factors—Section 8. Agreements Involving JAVELIN Shares” and “The Tender Offer—Section 10. Information about Acquisition and ARMOUR” and “Schedule I—Information Relating to Acquirors” is incorporated into this Schedule TO by reference.

(b) Not applicable.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

(a) The information set forth in the Offer to Purchase under “The Tender Offer—Section 15. Expenses” is incorporated into this Schedule TO by reference.

Item 10. Financial Statements.

(a) The information set forth in the Offer to Purchase under “The Tender Offer—Section 9. Information about JAVELIN” and “The Tender Offer—Section 10. Information about Acquisition and ARMOUR” is incorporated into this Schedule TO by reference.

(b) Pro forma financial information is not material to the offer.

Item 11. Additional Information.

(a)(1) The information set forth in the Offer to Purchase under “Special Factors—Section 1. Background of the Tender Offer; Past Contacts; Negotiations and Transactions” and “Special Factors—Section 10. Interests of Directors and Executive Officers in the Tender Offer and the Merger” is incorporated into this Schedule TO by reference.

(a)(2) The information set forth in the Offer to Purchase under “The Tender Offer—Section 13. Certain Legal Matters” is incorporated into this Schedule TO by reference.

(a)(3) The information set forth in the Offer to Purchase under “Introduction” and “The Tender Offer—Section 13. Certain Legal Matters” is incorporated into this Schedule TO by reference.

(a)(4) The information set forth in the Offer to Purchase under “The Tender Offer—Section 8. Market for JAVELIN Common Stock; NYSE Listing; SEC Registration—Margin Regulations” is incorporated into this Schedule TO by reference.

(a)(5) The information set forth in the Offer to Purchase under “Introduction,” “The Tender Offer—Section 13. Certain Legal Matters,” and “The Tender Offer—Section 14. Legal Proceedings” is incorporated into this Schedule TO by reference.

(c) None.

Item 12. Exhibits

Exhibit Number	Exhibit Description
(a)(1)(i)	Offer to Purchase, dated March 7, 2016
(a)(1)(ii)	Letter of Transmittal (including Form W-9)
(a)(1)(iii)	Notice of Guaranteed Delivery
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(vi)	Form of Summary Advertisement published in The NY Times
(a)(1)(vii)	Press Release, dated March 7, 2016, issued by ARMOUR
(b)	None
(c)	None
(d)	None
(g)	None
(h)	None

Item 13. Information Required by Schedule 13E-3

Schedule 13E-3, Item 2. Subject Company Information.

(d) The information set forth in the Offer to Purchase under “The Tender Offer—Section 7. Price Range of Shares; Dividends; Prior Stock Purchases; Public Offering” is incorporated into this Schedule TO by reference.

(e) The information set forth in the Offer to Purchase under “The Tender Offer—Section 9. Information about JAVELIN” is incorporated into this Schedule TO by reference.

(f) The information set forth in the Offer to Purchase under “The Tender Offer—Section 9. Information about JAVELIN” is incorporated into this Schedule TO by reference.

Schedule 13E-3, Item 4. Terms of the Transaction.

(c) None.

(d) None. The information set forth in the Offer to Purchase under “ Introduction” and “Special Factors—Section 7. No Dissenters’ Rights,” is incorporated into this Schedule TO by reference.

(e) None.

(f) Not applicable.

Schedule 13E-3, Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(c) The information set forth in the Offer to Purchase under “Summary Term Sheet—Is there a limit on the percentage of the JAVELIN shares that any stockholder may own?,” “Special Factors—Section 1. Background of the Tender Offer; Past Contacts; Negotiations and Transactions” and “Special Factors—Section 6. Summary of the Merger Agreement and Other Agreements” is incorporated into this Schedule TO by reference.

Schedule 13E-3, Item 6. Purposes of the Transaction and Plans or Proposals.

(b) The information set forth in the Offer to Purchase under “Special Factors—Section 2. Purposes of the Tender Offer and the Merger; plans for JAVELIN after the Merger,” “Special Factors—Section 5. Effects of the Tender Offer and the Merger” and “The Tender Offer—Section 8. Market for JAVELIN’s Common Stock; NYSE Listing; SEC Registration” is incorporated into this Schedule TO by reference.

Schedule 13E-3, Item 7. Purposes, Alternatives, Reasons and Effects.

(a) The information set forth in the Offer to Purchase under “Summary Term Sheet—Why are ARMOUR and you making this Tender Offer” and “Special Factors—Section 2. Purposes of the Tender Offer and the Merger; Plans for JAVELIN after the Merger” is incorporated into this Schedule TO by reference.

(b) The information set forth in the Offer to Purchase under “Special Factors—Section 1. Background of the Tender Offer; Past Contacts, Negotiations and Transactions” and “Special Factors—Section 2. Purposes of the Tender Offer and the Merger; Plans for JAVELIN after the Merger” is incorporated into this Schedule TO by reference.

(c) The information set forth in the Offer to Purchase under “Special Factors—Section 2. Purposes of the Tender Offer and the Merger; Plans for JAVELIN after the Merger” and “Special Factors—Section 5. Effects of the Tender Offer and the Merger” is incorporated into this Schedule TO by reference.

(d) The information set forth in the Offer to Purchase under “Special Factors—Section 2. Purposes of the Tender Offer and the Merger; Plans for JAVELIN after the Merger,” “Special Factors—Section 4. Position of ARMOUR regarding Fairness of the Tender Offer and the Merger to JAVELIN Stockholders,” “Special Factors—Section 5. Effects of the Tender Offer and the Merger” and “The Tender Offer—Section 6. Certain Material U.S. Federal Income Tax Consequences” and in Schedule I of the Offer to Purchase is incorporated into this Schedule TO by reference.

Schedule 13E-3, Item 8. Fairness of the Transaction.

(a)-(b) The information set forth in the Offer to Purchase under “Summary Term Sheet—What is your position as to the fairness of the Tender Offer and the Merger?” and “Special Factors—Section 4. Position of ARMOUR regarding Fairness of the Tender Offer and the Merger to JAVELIN Stockholders” is incorporated into this Schedule TO by reference.

(c) The information set forth in the Offer to Purchase under “Summary Term Sheet—What is the Minimum Condition,” “Summary Term Sheet—What are the significant conditions to the Offer in addition to the Minimum Condition” and “The Tender Offer—Section 12. Conditions to the Tender Offer” is incorporated into this Schedule TO by reference.

(d) The information set forth in the Offer to Purchase under “Special Factors—Section 1. Background of the Tender Offer; Past Contacts; Negotiations and Transactions” and “Special Factors—Section 3. Recommendation by JAVELIN’s Board of Directors and its Special Committee” is incorporated into this Schedule TO by reference.

(e) The information set forth in the Offer to Purchase on the Cover Page and under “Summary Term Sheet—JAVELIN Recommendation,” “Summary Term Sheet—What does the JAVELIN Board of Directors think of the Tender Offer?,” “Introduction,” “Special Factors—Section 1. Background of the Tender Offer; Past Contacts; Negotiations and Transactions” and “Special Factors—Section 3. Recommendation by JAVELIN’s Board of Directors and its Special Committee” is incorporated into this Schedule TO by reference.

(f) Not applicable.

Schedule 13E-3, Item 9. Reports, Opinions, Appraisals and Negotiations.

(a) The information set forth in the Offer to Purchase under “Introduction” and “Special Factors—Section 6. Summary of the Merger Agreement and Other Agreements—Merger Agreement—Representations and Warranties” is incorporated into this Schedule TO by reference.

(b) The information set forth in the Offer to Purchase under “Introduction” and “Special Factors—Section 6. Summary of the Merger Agreement and Other Agreements—Merger Agreement—Representations and Warranties” is incorporated into this Schedule TO by reference.

(c) The information set forth in the Offer to Purchase under “Introduction” is incorporated into this Schedule TO by reference.

Schedule 13E-3, Item 10. Source and Amount of Funds or Other Consideration.

(c) The information set forth in the Offer to Purchase under “The Tender Offer—Section 15. Expenses” is incorporated into this Schedule TO by reference.

Schedule 13E-3, Item 12. The Solicitation or Recommendation.

(d) The filing persons expect that all the executive officers and directors of JAVELIN will tender the JAVELIN share they own in response to the Tender Offer. However, there are no agreements or understandings requiring them to do so.

(e) None.

Schedule 13E-3, Item 14. Persons/Assets Retained, Employed, Compensated or Used.

(b) The information set forth in the Offer to Purchase under “Special Factors—Section 9. Relationships among ARMOUR, ACM and JAVELIN” and “Special Factors—Section 2. Purposes of the Tender Offer and the Merger; Plans for JAVELIN after the Merger” is incorporated into this Schedule TO by reference.

Schedule 13E-3, Item 15. Additional Information.

(b) The information set forth in the Offer to Purchase under “Special Factors—Section 10. Interests of Directors and Executive Officers in the Tender Offer and the Merger” is incorporated into this Schedule TO by reference.

Schedule 13E-3, Item 16. Exhibits.

Exhibit Number	Exhibit Description
(c)	None
(f)	None

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 7, 2016	JMI ACQUISITION CORPORATION

	By:	/s/ James R. Mountain
	Name:	James R. Mountain
	Title:	Chief Financial Officer

ARMOUR RESIDENTIAL REIT, INC.

	By:	/s/ James R. Mountain
	Name:	James R. Mountain
	Title:	Chief Financial Officer